Exhibit 99.2

Management’s discussion and analysis of the financial condition and results of operations of Pop Culture Group Co., Ltd (the “Company,” “we,” “our,” or “us”) for six months ended December 31, 2024 is set forth below:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included elsewhere in this filing. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion contains forward-looking statements. All statements contained in this discussion other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

OVERVIEW

We primarily conduct our business in mainland China through the People’s Republic of China (the “PRC”) operating entities, while gradually expanding a modest presence in Hong Kong and overseas through our offshore entities. Originally focused on hip-hop culture, we have since evolved into a diversified performing arts and entertainment group, dedicated to promoting pan-Chinese pop culture. Our integrated ecosystem spans both online and offline platforms, and encompasses the following: (1) live entertainment events (including concerts, music festivals, street dance competitions, and other performances); (2) digital entertainment services; (3) artist management and agency services; and (4) investment in and production of film and television content featuring elements of Chinese pop culture.

For live entertainment services, the operating entities deliver high-quality and immersive cultural experiences to clients and end-users primarily by providing artist management and agency services, and in limited cases by organizing concerts, music festivals, street dance competitions, hip-hop events, and other live activities. The operating entities generate revenue from offering sponsorship packages to advertisers in exchange for sponsorship fees, and providing related services. During the six months ended December 31, 2024, the operating entities participated in eight  large-scale concerts and touring projects, serving 12 corporate clients. These events collectively attracted approximately 300,000 social media engagements, representing an increase from 285,000 social media engagements in the same period of 2023.

For digital entertainment services, the operating entities offer customized digital marketing solutions services   to clients by leveraging extensive internet media resources, enabling effective brand promotion campaigns. Revenue from digital entertainment increased by 76%, from US$21.14 million for the six months ended December 31, 2023 to US$37.18 million for the six months ended December 31, 2024, primarily attributable to (i) the changing consumer trends that increase the public dependence on digital channels (especially short-form video platforms) for brand and product information; and (ii) the budget reallocation by clients, the material expansion in corporate online marketing expenditures directed toward our internet media-based solutions.

For other services, the operating entities generate service revenue through digital collectible sales to individual collectors, SaaS software services to hip-hop dance training institutions, property subleasing of company-leased facilities to third parties, and other ancillary service offerings for service fees. Other revenue for the six months ended December 31, 2024 was US$0.05 million, which represents a decrease of US$0.43 million, or 89%, compared to that in the six months ended December 31, 2023.

RECENT DEVELOPMENTS

On August 23, 2024, the Company closed a private placement (the “Private Placement”) pursuant to certain subscription agreements dated August 6, 2024 with 12 investors (the “Subscribers”). The Company issued and sold an aggregate of 10,000,000 Class A ordinary shares, par value $0.01 per share, to the Subscribers at a price of $1.00 per share and received gross proceeds of $10 million.

KEY FACTORS AFFECTING OUR FINANCIAL PERFORMANCE

In assessing our financial performance, we consider a variety of financial performance measures, including principal growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below.

RESULTS OF OPERATIONS

Revenue

Total revenue for the six months ended December 31, 2024 was US$41.8 million, representing an increase of US$17.8 million, or 74%, year-over-year.

Following table presents our revenue by sources and proportion:

	For the Six Months Ended December 31,				Change
	2024	%	2023	%	Amount	%
Live Entertainment	$4,575,162	11%	$2,385,045	10%	$2,190,117	92%
Digital Entertainment	37,183,971	89%	21,140,921	88%	16,043,050	76%
Other Services	54,133	0%	482,497	2%	(428,364)	(89)%
Total Revenue	$41,813,266	100%	$24,008,463	100%	$17,804,803	74%

Revenue from live entertainment services, which includes artist management and agency services, as well as event hosting, planning, and execution,  increased by 92% from US$2.39 million for the six months ended December 31, 2023 to US$4.58 million for the six months ended December 31, 2024, which was primarily attributable to the successful execution of the “Super Music Heroes” concert series during the six months ended December 31, 2024.

Revenue from digital entertainment services increased by 76% from US$21.14 million for the six months ended December 31, 2023 to US$37.18 million for the six months ended December 31, 2024, which was primarily attributable to the trend of increasing online promotion budgets of advertisers.

Other revenue for the six months ended December 31, 2024 was US$0.05 million, which represents a decrease of US$0.43 million, or 89%, compared to that in the six months ended December 31, 2023. Other revenue includes software development services, digital collectible sales, and rental income. The decrease was primarily due to the absence of digital collectible sales during the six months ended December 31, 2024.

Cost of Revenue

The cost of revenue for the six months ended December 31, 2024 increased by 80% to US$40.11 million from US$22.23 million of the previous period.

The cost of revenue was derived from the following sources:

	For the Six Months Ended December 31,				Change
	2024	%	2023	%	Amount	%
Live Entertainment	$4,349,192	11%	$1,972,033	9%	$2,377,159	121%
Digital Entertainment	35,736,048	89%	19,825,672	89%	15,910,376	80%
Other Services	19,866	0%	430,344	2%	(410,478)	(95)%
Total Cost of Revenue	$40,105,106	100%	$22,228,049	100%	$17,877,057	80%

Cost of Live Entertainment Revenue

Cost of live entertainment revenue increased by 121% from US$1.97 million for the six months ended December 31, 2023 to US$4.35 million for the six months ended December 31, 2024, which was generally in line with the increase in the revenue from this segment.

Cost of Digital Entertainment Revenue

Cost of digital entertainment revenue increased by 80% from US$19.83 million for the six months ended December 31, 2023 to US$35.74 million for the six months ended December 31, 2024, which was in line with the growth in the revenue from this segment.

Cost of Other Services Revenue

Cost of other services revenue decreased by 95% from US$0.43 million for the six months ended December 31, 2023 to US$0.02 million for the six months ended December 31, 2024, which was generally in line with the decrease in the revenue from other services.

Gross Profit and Gross Margin

Gross profit decreased by US$0.07 million from US$1.78 million in the six months ended December 31, 2023 to US$1.71 million in the six months ended 2024. Gross margin was 4% in the six months ended December 31, 2024 compared to 7% in the six months ended December 31, 2023. The lower gross profit margin mainly resulted from lower gross margin for digital entertainment services. During the six months ended December 31, 2024, digital entertainment services contributed 85% of the total gross profit, which mainly resulted from the 89% revenue contribution of this segment. However, the gross margin of this segment decreased to 4% during the six months ended December 31, 2024, from 6% for the previous period. In addition, gross margin for live entertainment services during the six months ended December 31, 2024 also decreased to 5% from 17% during the same period of 2023. The decrease of the two segments was mainly because the operating entities decreased service prices in order to maintain their market share.

The following table displays the gross profit:

	For the Six Months Ended December 31,						Change
	2024	%	Gross Margin	2023	%	Gross Margin	Amount	%
Live Entertainment	$225,970	13%	5%	$413,012	23%	17%	$(187,042)	(45)%
Digital Entertainment	1,447,923	85%	4%	1,315,249	74%	6%	132,674	10%
Other Services	34,267	2%	63%	52,153	3%	11%	(17,886)	(34)%
Total Gross Profit	$1,708,160	100%	4%	$1,780,414	100%	7%	$(72,254)	(4)%

Operating Expenses

Total operating expenses for the six months ended December 31, 2024 decreased by 124% to negative US$1.02 million from US$4.17 million for the six months ended December 31, 2023.

The following table shows the breakdown of our operating expenses:

	For the Six Months Ended December 31,				Change
	2024	%	2023	%	Amount	%
Selling and marketing expenses	$28,543	(3)%	$236,900	6%	$(208,357)	(88)%
General and administrative expenses	972,784	(96)%	2,547,416	61%	(1,574,632)	(62)%
Allowance (reverse) of credit loss	(2,016,645)	199%	1,386,885	33%	(3,403,530)	(245)%
Total operating expenses	$(1,015,318)	100%	$4,171,201	100%	$(5,186,519)	(124)%

●	Selling and marketing expenses for the six months ended December 31, 2024 were US$0.03 million, representing a decrease of 88% year-over-year from US$0.24 million in the same period of last fiscal year. This decrease was primarily due to the Company having laid off a significant number of employees in the department responsible for event planning and execution, in response to the reduced demand in this segment, which resulted in a substantial reduction in employees’ compensation.

●

General and administrative expenses for the six months ended December 31, 2024 were US$0.97 million, representing a decrease of 62% year-over-year from US$2.55 million in the previous period. The decrease was mainly due to (1) a reduction of research and development expenses related to online promotion and Web3.0 related products, which were incurred during the six months ended December 31, 2023; and (2) a decrease in employee compensation as a result of layoffs of low-efficiency personnel.

●	Allowance of credit loss was recorded a negative amount of $2.02 million during the six months ended December 31, 2024, compared to a positive allowance of $1.39 million in the previous period. The negative amount was mainly due to a significant improvement in overall accounts receivable collection during the six months ended December 31, 2024.

Operating Profit for the Period

Operating profit was US$2.72 million during the six months ended December 31, 2024, compared to an operating loss of US$2.39 million during the same period of 2023.

Income Tax Expenses

Income tax expenses amounted to US$139,982 and US$144,708 for the six months ended December 31, 2024 and 2023, respectively. The decrease resulted from the lower taxable income after considering deferred tax effect.

Net Profit for the Period

Net profit attributable to the Company’s equity holders for the six months ended December 31, 2024 was US$2.54 million, compared to a net loss of US$2.37 million in the same period of 2023.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2024, the combined balance of the Company’s cash, cash equivalents, term deposits, and short-term investments amounted to US$1.04 million, compared to US$0.23 million as of June 30, 2024.

Our principal sources of liquidity are cash and cash flows generated from our operations. As of December 31, 2024, we had cash of approximately US$1.04 million. Of that amount, US$1.02 million was held in financial institutions inside mainland China and US$0.02 million was held in financial institutions outside of mainland China. The Company is actively applying for new bank credit in 2025. We believe our current liquidity and capital resources are sufficient to meet anticipated working capital needs (net cash used in operating activities), commitments, and capital expenditures for at least the next 12 months. We may, however, require additional cash resources due to changes in business conditions and other future developments, or changes in general economic conditions.

Cash Generating Ability

Our cash flows are summarized below:

	For the Six Months Ended December 31,	For the Six Months Ended December 31,
	2024	2023
Net cash provided by (used in) operating activities	141,549	(586,093)
Net cash used in investing activities	(9,344,930)	(552,605)
Net cash provided by financing activities	10,032,471	110,067
Effect of exchange rates on cash	(18,335)	(34,666)

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was US$0.14 million for the six months ended December 31, 2024, compared to net cash used in operating activities of US$0.59 million for the six months ended December 31, 2023. The positive operating cash flow for the six months ended December 31, 2024 primarily resulted from net profit of $2.56 million, partially offset by non-cash items of $1.63 million and an increase in working capital of $0.79 million. In contrast, the negative operating cash flow for the six months ended December 31, 2023 primarily resulted from a net loss of $2.52 million, partially offset by non-cash items of $1.77 million and a decrease in working capital of $0.16 million.

Net Cash Used in Investing Activities

The net cash used in investing activities was US$9.34 million for the six months ended December 31, 2024, representing an increase of US$8.79 million as compared to $0.55 in the same period of 2023. The cash used in investing activities for the six months ended December 31, 2024 mainly represented the cash outflows for an equity investment of $10.00 million into China Ailia International Holdings Co. Ltd, a company incorporated in the Cayman Islands.

Net Cash Provided by Financing Activities

The net cash provided by financing activities was US$10.00 million for the six months ended December 31, 2024, an increase of US$9.89 million, compared to US$0.11 million for the six months ended December 31, 2023. The cash provided by financing activities for the six months ended December 31, 2024 mainly represented the cash proceeds from the Private Placement in August 2024.

EXCHANGE RATE

This report contains translations of certain RMB, the legal currency in mainland China, amounts into U.S. dollars (“USD,” “US$,” or “$”) at specified rates solely for the convenience of the reader. Assets and liabilities denominated in RMB at the balance sheet date are translated at the applicable rates of exchange in effect on that date. Translations from RMB to USD were made at the rate of RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024, in the H.10 statistical release of the Federal Reserve Board. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Statement of income and comprehensive income and statement of cash flows are translated based on the average translation rates, which is RMB7.2993 to US$1.00. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2024, there were no off-balance sheet arrangements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(In U.S. dollars, except the number of shares)

	As of December 31	As of June 30
	2024	2024
ASSETS
CURRENT ASSETS:
Cash	$1,041,318	$230,563
Investment in films-current	885,800	885,800
Accounts receivable – third parties, net	29,699,601	22,174,192
Accounts receivable – related parties, net	379,710	2,128,750
Advances to suppliers	7,885,942	12,697,192
Due from related parties	-	649,150
Digital assets	140,586	140,586
Prepaid expenses and other current assets	3,374,795	2,025,820
TOTAL CURRENT ASSETS	43,407,752	40,932,053
Property and equipment, net	1,217,087	465,378
Equity investment	10,027,856	54,289
Investment in film, non-current	535,857	535,857
Operating right-of-use asset	42,266,949	35,273
Deferred tax assets	-	-
Other non-current assets	746,229	211,907
TOTAL ASSETS	$98,201,730	$42,234,757

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$4,507,282	$4,251,982
Long-term bank loans –current portion	413,738	415,566
Accounts payable – third parties	10,735,511	11,807,997
Accounts payable – related parties	10,159	-
Contract liability – third parties	607,725	265,577
Contract liability – related parties	1,178,003	2,906,209
Taxes payable	4,137,545	4,117,521
Accrued liabilities and other payables – third parties	508,936	190,480
Accrued liabilities and other payables – related parties	1,545,435	1,390,515
Operating lease liability – current	39,730	45,269
TOTAL CURRENT LIABILITIES	23,684,064	25,391,116
Long-term bank loans – non-current	1,304,920	1,518,467
Other long-term liabilities	547,998	-
Operating lease liability – non-current	43,817,804	-
TOTAL LIABILITIES	69,354,786	26,909,583

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Ordinary shares (par value $0.01 per share; 64,400,000 Class A ordinary shares authorized; 14,362,733 and 3,362,733 Class A ordinary shares issued and outstanding as of December 31, 2024 and June 30, 2024, respectively; 10,600,000 Class B ordinary shares authorized, 576,308 Class B ordinary shares issued and outstanding as of December 31, 2024 and June 30, 2024, 1,000,000 Class C ordinary shares authorized, nil Class C shares issued and outstanding as of December 31, 2024 and June 30, 2024)	149,390	39,390
Subscription receivable	(15,441)	(15,441)
Additional paid-in capital	53,413,337	42,459,143
Statutory reserve	1,538,443	1,538,443
Retained earnings	(24,466,310)	(27,006,989)
Accumulated other comprehensive (loss) income	(1,805,707)	(1,705,614)
TOTAL POP CULTURE GROUP CO., LTD SHAREHOLDERS’ EQUITY	28,813,712	15,308,932
Non-controlling interests	33,232	16,242
TOTAL SHAREHOLDERS’ EQUITY	28,846,944	15,325,174
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$98,201,730	$42,234,757

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In U.S. dollars, except the number of shares)

(UNAUDITED)

	For the Six Months Ended December 31,
	2024	2023
REVENUE, NET	$41,813,266	$24,008,463
Cost of revenue	40,105,106	22,228,049
GROSS PROFIT	1,708,160	1,780,414

Selling and marketing	28,543	236,900
General and administrative	972,784	2,547,416
(Reversal) allowance of credit loss	(2,016,645)	1,386,885
Total operating (income) expenses	(1,015,318)	4,171,201
INCOME (LOSS) FROM OPERATIONS	2,723,478	(2,390,787)

Other (expenses) income:
Interest expenses, net	(140,288)	(105,442)
Other (expenses) income, net	114,843	123,418
Total other (expenses) income, net	(25,445)	17,976

INCOME (LOSS) BEFORE INCOME TAX PROVISION	2,698,033	(2,372,811)

PROVISION FOR INCOME TAXES	139,982	144,708

NET INCOME (LOSS)	2,558,051	(2,517,519)
Less: net income (loss) attributable to non-controlling interests	17,372	(152,270)
NET INCOME (LOSS) ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	2,540,679	(2,365,249)

Other comprehensive (loss) income:
Foreign currency translation adjustment	(100,475)	249,113
COMPREHENSIVE INCOME (LOSS)	2,457,576	(2,268,406)
Less: comprehensive income (loss) attributable to non-controlling interest	16,990	(137,025)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	$2,440,586	$(2,131,381)

Net income (loss) per share
Basic and diluted	$0.21	$(0.98)
Weighted average shares used in calculating net income per share
Basic and diluted	11,944,475	2,439,041

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except the number of shares)

(UNAUDITED)

	Ordinary shares		Subscription	Additional paid-in	Statutory	(Accumulated deficit) Retained	Accumulated other comprehensive	Total Pop Culture Group Co., Ltd’s Shareholders’	Non- Controlling	Total shareholders’
	Shares *	Amount	receivable	capital	reserve	earnings	(loss) income	Equity	Interests	Equity
Balance as of June 30, 2023	2,405,000	$24,050	$(15,441)	$40,174,260	$1,537,228	$(13,339,929)	$(1,644,872)	$26,735,296	$(557,148)	$26,178,148
Cumulative effect adjustment upon adoption of ASC 326						(1,258,718)		(1,258,718)		(1,258,718)
Balance July 1, 2023	2,405,001	24,050	$(15,441)	$40,174,260	$1,537,228	$(14,598,647)	$(1,644,872)	$25,476,578	$(557,148)	$24,919,430
Fractional shares on reverse stock split	34,040	340	-	(340)
Issuance of Class A Ordinary Shares	1,500,000	15,000	-	2,285,223				2,300,223		2,300,223
Net loss for the period	-	-	-	-		(12,407,127)		(12,407,127)	(224,988)	(12,632,115)
A wholly owned subsidiary changes to controlled subsidiary			-						25,663	25,663
Disposal of a subsidiary			-						775,657	775,657
Appropriation of statutory reserve	-	-	-	-	1,215	(1,215)		-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(60,742)	(60,742)	(2,942)	(63,684)
Balance June 30, 2024	$3,939,041	$39,390	$(15,441)	$42,459,143	$1,538,443	$(27,006,989)	$(1,705,614)	$15,308,932	$16,242	$15,325,174
Issuance of Class A Ordinary Shares	10,000,000	100,000	-	9,900,000	-	-	-	10,000,000	-	10,000,000
Offering cost paid	-	-	-	(35,806)	-	-	-	(35,806)	-	(35,806)
Shares issued to acquired an asset	1,000,000	10,000	-	1,090,000	-	-	-	1,100,000	-	1,100,000)
Net income for the period	-	-	-	-	-	2,540,679	-	2,540,679	17,372	2,558,051
Foreign currency translation loss	-	-	-	-	-	-	(100,093)	(100,093)	(382)	(100,475)
Balance December 31, 2024	14,939,041	149,390	(15,441)	53,413,337	1,538,443	(24,466,310)	(1,805,707)	28,813,712	33,232	28,846,944

*	Retroactively restated to reflect 1-for-10 share consolidation effective on October 26, 2023.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

(UNAUDITED)

	For the Six Months Ended December 31
	2024	2023
Cash flows from operating activities:
Net Income	$2,558,051		$(2,517,519)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
(Reversal) allowance for credit loss	(2,016,645)		1,386,885
Depreciation and amortization	36,608		373,068
Operating lease expenses	320,863		24,330
Investment loss	26,235
Deferred tax benefit	-		(10,617)
Changes in assets and liabilities:
Accounts receivable	(3,976,742)		(1,439,834)
Advance to suppliers	4,851,717		(2,572,054)
Prepaid expenses and other current assets	377,945		(35,407)
Other non-current assets	(543,523)		231,483
Other non-current liabilities	557,359		-
Accounts payable	(1,029,488)		2,749,836
Contract liability	(1,395,549)		1,319,581
Taxes payable	38,591		(83,343)
Accrued liabilities and other payables	460,037		15,710
Operating lease liability	(123,910)		(28,212)
Net cash provided by (used in) operating activities	141,549		(586,093)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(12,634)		(16,771)
Increase on acquisition of subsidiaries	9,968		-
Proceeds on disposition of equity investment	12,053		-
Proceeds from related party on disposal of a subsidiary	250,812
Repayment from related party	394,471
Investment of equity investments	(9,999,600)		-
Redemption of short-term investment	-		(535,834)
Net cash (used in) provided by investing activities	(9,344,930)		(552,605)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	2,981,872		124,400
Repayments of short-term bank loans	(2,703,192)		-
Repayments of long-term bank loans	(210,403)		(27,644)
Issuance of Class A Ordinary Shares	10,000,000		-
Repayments of related party loan	-		13,311
Payment for offering cost	(35,806)		-
Net cash provided by financing activities	10,032,471		110,067

Effect of exchange rate changes	(18,335)		(34,666)

Net increase (decrease) in cash	810,755		(1,063,297)
Cash at beginning of period	230,563		2,751,309
Cash at end of period	$1,041,318		$1,688,012

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$12,821		$52,789
Interest expense paid	$133,546		$108,853

NONE CASH ACTIVITIES:
Shares issued for acquisition of a subsidiary	$1,100,000		$-
Cash not paid on acquisition of a subsidiary	$27,102	$
Right-of-use assets obtained in exchange for operating new lease liabilities	$43,117,875		$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Xiamen Pop Culture Co., Ltd (“Pop Culture” or the “VIE”) was incorporated in Xiamen, the People’s Republic of China (the “PRC” or “China”) on March 29, 2007 under the laws of the PRC. Pop Culture hosts entertainment events and provides event planning and execution services and brand promotion services to corporate clients.

Reorganization

On January 3, 2020, Pop Culture Group Co., Ltd (“Pop Group” or the “Company”) was incorporated as an exempted company with limited liability under the laws of the Cayman Islands.

On January 20, 2020, Pop Culture (HK) Holding Limited (“Pop HK”) was established as a wholly-owned subsidiary of Pop Group formed in accordance with laws and regulations of Hong Kong. Pop HK is a holding company and holds all the equity interests of Heliheng Culture Co., Ltd. (“Original WFOE” or “Heliheng”), which was established in the PRC on March 13, 2020.

On March 30, 2020, Original WFOE entered into a series of agreements with Pop Culture and the shareholders of Pop Culture who collectively held 93.55% of the shares in Pop Culture, including an Exclusive Services Agreement, an Exclusive Option Agreement, a Share Pledge Agreement, Powers of Attorney, and Spousal Consents (collectively the “Original VIE Agreements”). The Original VIE Agreements are designed to provide Original WFOE with the power, rights, and obligations with respect to Pop Culture as set forth under the Original VIE Agreements. The Original VIE Agreements obligate Original WFOE to absorb a majority of the risk of loss from business activities of Pop Culture and entitle Original WFOE to receive a majority of Pop Culture’s residual returns. Therefore, the Company believes that Pop Culture should be considered as a Variable Interest Entity under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation.”

Between February and May 2020, the Company and its shareholders undertook a series of corporate actions, including share issuances in February 2020, re-designation of ordinary shares of the Company into Class A and Class B ordinary shares in April 2020, and share issuances and transfers in May 2020.

The above-mentioned transactions, including the incorporation of Pop Group, Pop HK, and Original WFOE, the entry into the Original VIE Agreements, the share issuances, share re-designation, and share transfers, were considered a reorganization of the Company (the “Reorganization”). After the Reorganization, Pop Group ultimately owns 100% equity interests of Pop HK and Original WFOE, and, for accounting purposes, controls and receives the economic benefits of the business operations of Pop Culture and its subsidiaries through the Original VIE Agreements, which enables Pop Group to consolidate the financial results of Pop Culture and its subsidiaries in its consolidated financial statements under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

In accordance with ASC 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholder controls all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries and the VIE have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Furthermore, ASC 805-50-45-5 indicates that the financial statements and financial information presented for prior years shall also be retrospectively adjusted to furnish comparative information.

Acquisition of non-controlling interest in the VIE

On February 9, 2021, the Company issued 106,509 Class A ordinary shares to non-controlling shareholders of Pop Culture to acquire their 6.45% non-controlling interests in Pop Culture. On February 19, 2021, the Original VIE Agreements were amended and restated, through which Original WFOE is entitled to 100% of the net income of Pop Culture. Original WFOE is obliged to absorb all risk of loss from business activities of Pop Culture and entitled to receive all its residual returns. Upon the above transactions, the Company consummated the acquisition of non-controlling interests in Pop Culture, and Pop Culture does not have any non-controlling interests anymore.

The consolidated financial statements of the Company included the following entities:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
The Company	January 3, 2020	Cayman Islands	100%	Parent Holding
Wholly owned subsidiaries
Pop HK	January 20, 2020	Hong Kong	100%	Investment holding
Heliheng	March 13, 2020	PRC	100%	Consultancy and information technology support
Pop Culture Global Operations Inc.	December 3, 2021	California	100%	Overseas hip-hop resource integration and business development
CPHF Holding Limited	December 21, 2023	Hong Kong	100%	Investment holding
Fujian Hualiu Culture & Sports Industry Development Co., Ltd. (formerly known as “Fujian Pupu Shuzhi Sports Industry Development Co., Ltd.”)	July 21, 2022	PRC	100%	Holding sports performance activities
Yi Caishen (Xiamen) Trading Co., Ltd. (“Yi Caishen”)	December 5, 2017	PRC	100%	Trading
Huaya Time (Xiamen) Real Estate Management Co., Ltd. (“Huaya”)	November 27, 2024	PRC	100%	Real estate holding
VIE
Pop Culture	March 29, 2007	PRC	VIE	Event planning, execution, and hosting
VIE’s subsidiaries
Shanghai Pupu Sibo Sports Technology Development Co., Ltd. (“Pupu Sibo”)	March 30, 2017	PRC	60% owned by VIE	Event planning and execution
Jiangxi Hualiu Culture Technology Co., Ltd. (former name “Xiamen Pop Network Technology Co., Ltd.”) (“Jiangxi Hualiu”)	June 6, 2017	PRC	100% owned by VIE	Marketing
Guangzhou Shuzhi Culture Communication Co., Ltd. (“Guangzhou Shuzhi”)	December 19, 2018	PRC	100% owned by VIE	Event planning and execution
Shenzhen Pop Digital Industrial Development Co., Ltd. (“Shenzhen Pop”)	January 17, 2020	PRC	100% owned by VIE	Event planning and execution
Xiamen Pupu Digital Technology Co., Ltd. (“Pupu Digital”)	June 20, 2022	PRC	100% owned by the VIE	Cultural technology
Hualiu Digital Entertainment (Beijing) International Culture Media Co., Ltd. (“Hualiu Digital”)	April 14, 2022	PRC	100% owned by the VIE	Acting broker and self-branding development
Zhongpu Shuyuan (Xiamen) Digital Technology Co., Ltd. (“Zhongpu Shuyuan”)*	March 30, 2022	PRC	54% owned by the VIE	Digital collection and Metaverse
Xiamen Qiqin Technology Co., Ltd. (“Xiamen Qiqin”)	October 18, 2021	PRC	54% owned by the VIE	IPC License
Xiamen Pop Shuzhi Culture Communication Co., Ltd. (“Pop Shuzhi”)	May 16, 2022	PRC	100% owned by the VIE	Online and offline advertising marketing and exhibitions
Xiamen Hualiu Music Culture Communication Co., Ltd. (“Hualiu Music”) **	May 29, 2024	PRC	40% owned by the VIE	Online and offline music products
VIE’s subsidiaries disposed of or deregistration
Fujian Shuzhi Fuxin Exhibition Co., Ltd.	Deregistration on October 7, 2023	PRC	Formerly 51% owned by the VIE
Shenzhen JamBox Technology Co., Ltd. (“Shenzhen JamBox”)	Disposed of on January 22, 2024	PRC	From 56% owned VIE subsidiary to 20% investment
Xiamen Pupu Investment Co., Ltd. (“Xiamen Pupu Investment”)	Disposed of on March 6, 2024	PRC	Formerly 100% owned by the VIE

*	Zhongpu Shuyuan is 51% owned by Jiangxi Hualiu and 10% owned by Junpu Jiyuan. Junpu Jiyuan is 30% owned by Jiangxi Hualiu.
**	Through an act in concert arrangement with another shareholder, the Company obtained 20% additional voting rights, combined with its 40% equity investment in Hualiu Music, the Company can control Hualiu Music.

Risks in relation to the VIE structure

The Company believes that the Original VIE Agreements are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the Original VIE Agreements. If the legal structure and the Original VIE Agreements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and its VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and its VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and its VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and its VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance.

The following financial statement amounts and balances of the VIE and its subsidiaries were included in the accompanying unaudited condensed consolidated financial statements after the elimination of intercompany transactions:

	As of December 31,	As of June 30,
	2024	2024

Total assets	$50,320,958	$55,345,910
Total liabilities	$49,214,979	$57,307,054

	For the Six Months Ended, December 31,
	2024	2023
Total revenue	$41,503,658	$24,008,463
Net income	$3,110,593	$(648,451)

Net cash used in operating activities	$(248,406)	$(1,294,161)
Net cash provided by (used in) investing activities	$644,702	$(16,771)
Net cash provided by financing activities	$404,379	$2,037,165

The Company believes that there are no assets in Pop Culture that can be used only to settle specific obligations of Pop Culture except for the registered capital of Pop Culture and non-distributable statutory reserves. As Pop Culture is incorporated as a limited liability company under the PRC Company Law, creditors of Pop Culture do not have recourse to the general credit of the Company for any of the liabilities of Pop Culture. There are no terms in any arrangements, explicitly or implicitly, requiring the Company or its subsidiaries to provide financial support to Pop Culture. However, if Pop Culture were ever to need financial support, the Company may, at its discretion and subject to statutory limits and restrictions, provide financial support to Pop Culture through loans.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. GAAP. The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE, and subsidiaries of its VIE. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period and accompanying notes, including allowance for expected loss, the useful lives of property and equipment and intangible asset, impairment of long-lived assets, deferred cost, and valuation for deferred tax assets. Actual results could differ from those estimates.

Recent accounting pronouncements

Recently issued Accounting Standards Updates (“ASUs”) by the FASB are not expected to have a significant impact on the Company’s consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

Reclassifications

Certain reclassifications have been made to the consolidated balance sheets as of June 30, 2024 to conform to the presentation as of December 31, 2024. These reclassifications had no effect on the reported results of operations or financial position.

3. INVESTMENTS IN FILM

	As of December 31, 2024	As of June 30, 2024
Investments in film- current	$885,800	$885,800
Investments in film- non current	535,857	535,857
	$1,421,657	$1,421,657

One film was released and is expected to liquidate the return to investors in June 2025. It was classified as current portion of investments in film. Another film is still being produced, which will not be able to liquidate within one year. The Company did not make any impairment for these investments in films as of December 31, 2024.

4. ACCOUNTS RECEIVABLE, NET

As of December 31, 2024 and June 30, 2024, accounts receivable consisted of the following:

	As of December 31,	As of June 30,
	2024	2024
Accounts receivable
- third parties	$39,768,793	$34,334,313
- related parties	450,002	2,130,263
Less: allowance for credit losses	-
- third parties	(10,069,192)	(12,160,121)
- related parties	(70,292)	(1,513)
Accounts receivable, net	$30,079,311	$24,302,942

The Company (reversed) a recorded credit loss of ($2,002,299) and $1,386,885 for the six months ended December 31, 2024 and 2023, respectively.

5. ADVANCES TO SUPPLIERS

	As of December 31, 2024	As of June 30, 2024
Advances to suppliers	$7,885,942	$12,697,192
Less: allowance for credit losses	-	-
Advances to suppliers, net	$7,885,942	$12,697,192

The Company did not make any allowance for credit loss for the advances to suppliers as of December 31, 2024.

6. DIGITAL ASSETS

	As of December 31, 2024	As of June 30, 2024
Non-Fungible Token A	$140,586	$140,586
Non-Fungible Token B	600,000	600,000
	740,586	740,586
Impairment	(600,000)	(600,000)
Digital assets, net	$140,586	$140,586

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2024 and June 30, 2024, prepaid expenses and other current assets consisted of the following:

	As of December 31,	As of June 30,
	2024	2024
Deferred costs (1)	$1,063,989	$1,258,916
Prepaid tax	358,727	650,237
Prepaid expenses	53,021	44,760
Lease payments accrued (2)	1,386,988	-
Other receivables	528,180	102,256
	3,390,905	2,056,169
Allowance for credit losses	(16,110)	(30,349)
	$3,374,795	$2,025,820

(1)

Deferred costs represent the costs incurred to fulfill a contract with a customer which relates directly to a contract that the Company can specifically identify, generate, or enhance resources of the Company that will be used in satisfying performance obligations in the future as well as are expected to be recovered. As of December 31, 2024, deferred costs primarily consisted of costs paid by the Company in advance to various vendors for the events and performances to be carried out subsequently in 2025.

(2)	Lease payments accrued represent the amount of the discounted lease liability less than the non-current lease liability, which results from the significant discount of lease payment during the first year (around 90% of the third or fourth year).

8. PROPERTY AND EQUIPMENT

As of December 31, 2024 and June 30, 2024, property and equipment consisted of the following:

	As of December 31,	As of June 30,
	2024	2024
Leasehold improvement	$934,001	$938,126
Building	1,649,969	455,749
Motor vehicle	80,921	68,802
Office equipment	54,023	54,262
	2,718,914	1,516,939
Less: accumulated depreciation	(1,501,827)	(1,051,561)
	$1,217,087	$465,378

Depreciation expenses were $36,608 and $366,157 for the six months ended December 31, 2024 and 2023, respectively.

9. INTANGIBLE ASSETS

As of December 31, 2024 and June 30, 2024, intangible assets consisted of the following:

	As of December 31,	As of June 30,
	2024	2024
Copyright licenses	$1,950,763	$1,959,379
	1,950,763	1,959,379
Less: accumulated amortization	(894,100)	(898,049)
Less: impairment for production copyright	(1,056,663)	(1,061,330)
	$-	$-

Copyright Licenses of Move It

Currently, the MOVE IT project is losing money, and the carrying value of the amortizable intangible asset could not be recoverable due to the poor financial performance, including declining customer numbers. As of December 31, 2024, the production copyright was fully impaired.

For the six months ended December 31, 2024 and 2023, amortization expenses amounted to $nil and $6,911, respectively.

10. EQUITY INVESTMENTS

As of December 31, 2024 and June 30, 2024, equity investments consisted of the following:

		As of December 31,	As of June 30,
Equity method investment	% of interest	2024	2024
Junpu Jiyuan (Xiamen) Digital Co., Ltd. (i)	30%	$26,497	$26,650
Xiamen Hualiu Boying Film and Television Media Co., Ltd. (“Hualiu Boying”) (i)	40%	$1,759	$27,639
Subtotal		$28,256	$54,289
Other equity investment
Shenzhen Jambox (ii)	20%	-	-
China Ailia International Holdings Co. Ltd. (“China Ailia”) (ii)	10%	$9,999,600	-
Subtotal		$9,999,600
Total equity investment		$10,027,856	$54,289

(i)	The investees are significantly influenced by the Company. As a result, equity method is adopted to record the equity investments.
(ii)	The Company accounts for its investment in Jambox and China Ailia as other equity investments using the measurement alternative, since they are equity securities without a readily determinable fair value that do not qualify for the net asset value practical expedient. Under the measurement alternative, the equity securities are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

11. OTHER NON-CURRENT ASSETS

As of December 31, 2024 and June 30, 2024, other non-current assets consisted of the following:

	As of December 31,	As of June 30,
	2024	2024
Prepayment of brand authorization	$4,600,000	$4,600,000
Prepaid consulting fees or other expenses	-	16,430
Lease deposit	550,751	-
Other long-term receivables	195,478	195,477
	5,346,229	4,811,907
Impairment	(4,600,000)	(4,600,000)
	$746,229	$211,907

Equity investments, which were included in the “Other non-current assets” presented in the balance sheets as of June 30, 2024, were separately disclosed as a balance sheet item as of December 31, 2024. Therefore, prior period figures were reclassified to align with current period presentation.

12. ACCRUED LIABILITIES AND OTHER PAYABLES

As of December 31, 2024 and June 30, 2024, accrued liabilities and other payables consisted of the following:

	As of December 31,	As of June 30,
	2024	2024
Payroll payables	$90,091	$51,180
Other payables – third parties	418,845	139,300
Accrued liabilities and other payables – third parties	$508,936	$190,480
Other payables – related parties	1,545,435	1,390,515

13. TAXES PAYABLE

As of December 31, 2024 and June 30, 2024, taxes payable consisted of the following:

	As of December 31,	As of June 30,
	2024	2024
Corporate income tax	$3,523,182	$3,412,916
Value-added tax (“VAT”)	598,452	702,401
Related surcharges on VAT payable	14,385	58
IIT	1,526	174
Other tax	-	1,972
	$4,137,545	$4,117,521

14. BANK LOANS

Bank loans represent the amounts due to various banks. As of December 31, 2024 and June 30, 2024, short-term and long-term bank loans consisted of the following:

Summary of short-term bank loans

	Annual Interest		As of December 31,	As of June 30,
	Rate	Maturities	2024	2024
Short-term loans:
ICBC (3)	3.45%	August 30, 2024	-	688,023
Xiamen International Bank (1)	4.50%	October 8, 2024	-	784,346
Industrial Bank Co., Ltd. (1)	4.60%	December 26, 2024	-	1,100,837
Xiamen Bank (1)	3.50%	June 16, 2025	520,598	550,418
Bank of China Ltd. (2)	4.05%	May 16, 2025	794,597	853,148
Xiamen International Bank (1)	4.50%	February 28, 2025	260,299	275,210
ICBC (3)	3.35%	August 26, 2025	684,997	-
Xiamen International Bank (1)	4.50%	September 30, 2025	739,797
Bank of Communications(4)	3.65%	September 9, 2025	410,998
Industrial Bank Co., Ltd. (1)	3.50%	December 11, 2025	1,095,996	-
Total			$4,507,282	$4,251,982
Current portion of long-term loans:
Bank of China Ltd. (5)	4.35%	May 5, 2027	$32,880	$33,026
Bank of China Ltd. (5)	4.35%	December 3, 2026	191,799	192,646
Bank of China Ltd. (5）	4.35%	December 31, 2026	189,059	189,894
			$413,738	$415,566

Summary of long-term bank loans

	Annual Interest		As of December 31,	As of June 30,
	Rate	Maturities	2024	2024
Non-current portion of long-term loans:
Bank of China Ltd. (5)	4.35%	May 5, 2027	$115,080	$132,100
Bank of China Ltd. (5)	4.35%	December 31, 2026	614,442	712,104
Bank of China Ltd. (5)	4.35%	December 3, 2026	575,398	674,263
Total			$1,304,920	$1,518,467

The weighted average interest rate on short-term bank loans outstanding as of December 31, 2024 and June 30, 2024 was 4.01% and 4.14%, respectively. The effective interest rate for bank loans was approximately 4.23% and 4.74% for the six months ended December 31, 2023 and 2022, respectively.

(1)	Loans from Xiamen Bank, Industrial Bank Co., Ltd., and Xiamen International Bank were personally guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company, and his spouse.

(2)	Loans from Bank of China were jointly guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company, and Pop Culture. The loan was also pledged by a property of Guangzhou Shuzhi.

(3)	The loan from ICBC was guaranteed by Pop Culture and Guangzhou Financing Re-guarantee Co., LTD.

(4)	The loan from Bank of Communications was granted a credit period from September 9, 2024 till September 9, 2027.

(5)	Loans from Bank of China were jointly guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company, Guangzhou Shuzhi, and Pop Culture.

15. RELATED PARTY TRANSACTIONS

Name of Related Party	Relationship to Us
Zhuoqin Huang	Chairman of the board of the Company
Shenzhen HipHopJust Information Technology Co., Ltd.	Minority shareholder of Shenzhen JamBox
Weiyi Lin	Director of Pop Shuzhi and former vice president and former director of the Company
Lei Wang	Director of Pupu Sibo
Wanquan Yi	Director of Shenzhen Pop
Shenzhen JamBox	A company controlled by Wanquan Yi, director of Shenzhen Pop
Hualiu Boying	A company in which the Company has a minority interest
Xiamen Pupu Investment	A company controlled by the chairman of the Company

Balance with related parties

As of December 31, 2024 and June 30, 2024, due from related parties consisted of the following:

Name of Related Party	Nature	December 31, 2024	June 30, 2024
Lei Wang	Receivable on disposal of a subsidiary	$-	$11,903
Wanquan Yi	Receivable on disposal of a subsidiary	-	247,688
Shenzhen JamBox	Outstanding balance on date of disposal of this subsidiary and further loan to this company	-	389,559
		-	649,150
Allowance for credit loss		-	-
Due from related parties, net		$-	$649,150

As of December 31, 2024 and June 30, 2024, accounts receivable, net - related parties consisted of the following:

Name of Related Party	Nature	December 31, 2024	June 30, 2024
Shenzhen JamBox	Business receivables	$442,097	$2,121,725
Hualiu Boying	Business receivables	7,905	8,373
Xiamen Pupu Investment	Business receivables	-	165
		450,002	2,130,263
Allowance for credit loss		(70,292)	(1,513)
Accounts receivable, net - related parties		$379,710	$2,128,750

As of December 31, 2024 and June 30, 2024, accounts payable - related parties consisted of the following:

Name of Related Party	Nature	December 31, 2024	June 30, 2024
Xiamen Pupu Investment	Business payables	$10,159	$-
Accounts payable - related parties		$10,159	$-

As of December 31, 2024 and June 30, 2024, contract liability - related parties consisted of the following:

Name of Related Party	Nature	December 31, 2024	June 30, 2024
Xiamen Pupu Investment	Advance payment for concert execution	$1,178,003	$2,906,209
Contract liability - related parties		$1,178,003	$2,906,209

As of December 31, 2024 and June 30, 2024, other payables- related parties consisted of the following:

Name of Related Party	Nature	December 31, 2024	June 30, 2024
Xiamen Pupu Investment	Ticket payments collected on behalf of the Company	$1,543,299	$1,390,515
Weiyi Lin	Reimbursement payable	2,136	-
Other payables - related parties		$1,545,435	$1,390,515

Related party transaction

Related party transaction during the six months ended December 31, 2024:

During the six months ended December 31, 2024, the Company generated revenue from following related parties:

2024
Xiamen Pupu Investment	$2,629,053
Shenzhen Jambox	487,295
Hualiu Boying	24,496
Total	$3,140,844

During the six months ended December 31, 2024, Mr. Zhuoqin Huang, the Chief Executive Officer of the Company (the “CEO”) guaranteed the short-term bank loans of $1,835,792 for the Company.

During the six months ended December 31, 2024, the Company received $394,471 from Shenzhen JamBox for the outstanding receivable as of disposal date.

During the six months ended December 31, 2024, the Company received $250,812 from Wanquan Yi and Lei Wang for the proceeds on disposal of a subsidiary.

During the six months ended December 31, 2024, the Company received $12,053 from Lei Wang for the proceeds on disposal of an equity investment.

Related party transaction during the six months ended December 31, 2023:

During the six months ended December 31, 2023, Mr. Zhuoqin Huang, CEO of the Company guaranteed the long-term bank loans of $985,929 for the Company.

16. INCOME TAXES

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%.

PRC

Generally, the Company’s PRC subsidiaries, the VIE, and the VIE subsidiaries, which were incorporated in PRC, are subject to enterprise income tax on their taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

According to Taxation 2023 No. 6, which was effective from January 1, 2023 to December 31, 2024, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB3 million. In accordance with Taxation 2023 No. 12, the preference tax policy as stipulated in Taxation 2023 No. 6 will be extended to December 31, 2027. During the six months ended December 31, 2024, the Company’s PRC subsidiaries and the VIE’s subsidiaries, except for Pop Culture, Heliheng, and Guangzhou Shuzhi, were qualified as small-scale and low-profit enterprises.

i) The components of the income tax provision are as follows:

	For the Six Months Ended December 31,
	2024	2023
Current income tax provision	$139,982	$155,325
Deferred income tax benefit	-	(10,617)
Total	$139,982	$144,708

The following table reconciles the statutory rate to the Company’s effective tax rate for the six months ended December 31, 2024 and 2023:

	For the Six Months Ended December 31,
	2024	2023
China Statutory income tax rate	25.0%	25.00%
Temporary difference	-	25.73%
Permanent difference	0.21%	(0.37)%
Effect of different tax jurisdiction	2.33%	14.75%
Effect of favorable tax rates on small-scale and low-profit entities	4.52%	0.43%
Valuation allowance	(26.87)%	(42.13)%
Effective tax rate	5.19%	(6.09)%

The deferred tax assets as of December 31, 2024 and June 30, 2024 were as follows:

	As of December 31,	As of June 30,
	2024	2024
Deferred tax assets:
Net operating loss carry forwards	$2,863,972	$2,913,175
Allowance for credit loss	2,529,094	3,219,545
Total deferred tax assets	5,393,066	6,132,720
Valuation allowance	(5,393,066)	(6,132,720)
Total deferred tax assets, net	$-	$-

17. LEASE

Supplemental balance sheet information related to the operating lease was as follows:

	As of December 31,	As of June 30,
	2024	2024
Right-of-use assets	$42,266,949	$35,273

Lease payments accrued *	1,386,988	-

Operating lease liabilities - current	$39,730	$45,269
Operating lease liabilities - non-current	43,817,804	-
Total operating lease liabilities	$43,857,534	$45,269

*	Lease payments accrued represent the amount of the discounted lease liability less than the non-current lease liability, which resulted from the significant discount of lease payment during the first year (around 90% of third or fourth year).

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2024 were as follows:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	18.90
Weighted average discount rate	4.64%

During the six months ended December 31, 2024 and 2023, the Company incurred total operating lease expenses of $320,863 and $43,390, respectively. Of the total lease expenses during the six months ended December 31, 2024, $296,564 was offset against gross rental income, as the Company acted in an agency capacity by subleasing the leased property to a third party for the same leasing period.

During the six months ended December 31, 2024, the Company signed two lease contracts, pursuant to which, the Company leased 167,473 square meters of apartment in Xiamen till November 29, 2043 and 200 square meters of office in Beijing till November 29, 2027, respectively. The leased apartment located at Jinyuanxili Jimei District, Xiamen, Fujian, China, were fully leased out to a third party. The leased office located at 3-218B, No.5, Tangjiachun, Guangqumen Road, Chaoyao District, Beijing, China was used as the Company’s office.

As of December 31, 2024, the future minimum rent payable under the non-cancellable operating lease for fiscal years ending December 31 were:

2025	$617,105
2026	1,835,386
2027	3,339,410
2028	3,447,867
2029	3,447,867
Thereafter	53,797,678
Total lease payments	66,485,313
Less: imputed interest	(24,014,767)
Add: lease payments accrued	1,386,988
Present value of lease liabilities	$43,857,534

18. ORDINARY SHARES

On October 9, 2023, the Company held an extraordinary meeting of shareholders, during which the shareholders approved a proposal to effect a share consolidation of each 10 ordinary shares with par value of $0.001 each in the Company’s issued and unissued share capital into one ordinary share with par value of $0.01 each. Consolidation became effective on October 26, 2023, and the Class A Ordinary Shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market when the market opened on October 27, 2023 under the same symbol “CPOP.” 34,040 fractional shares were issued in connection with the Share Consolidation. All fractional shares were rounded up to the whole number of shares. Each 10 pre-split ordinary shares outstanding automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholders. The Company has retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the Share Consolidation.

On March 21, 2024, the Company issued 1,500,000 Class A ordinary shares to several shareholders to raise capital of $4,290,000 with price of $2.86 per share. After deducting the offering cost of $1,989,777, the net proceeds from the capital raising were $2,300,223.

On July 11, 2024, the Company issued an aggregate of 1,000,000 Class A ordinary shares, at price $1.1 per share, with an aggregate value of $1,100,000, to Shaorong Zheng as 98% of the total consideration of acquiring Yi Caishen,  a limited liability company incorporated in China.

On August 23, 2024, the Company closed the Private Placement pursuant to certain subscription agreements dated August 6, 2024 with the Subscribers. The Company issued and sold an aggregate of 10,000,000 Class A ordinary shares, par value $0.01 per share, to the Subscribers at a price of $1.00 per share and received gross proceeds of $10 million.

19. STATUTORY RESERVE

The Company’s PRC subsidiaries, the VIE, and the VIE’s subsidiaries, which are incorporated in PRC, are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital, which was $21,534,901 as of December 31, 2024. This statutory reserve is not distributable in the form of cash dividends.

For the six months ended December 31, 2024, the Company provided statutory reserve as follows:

Balance - June 30, 2023	1,537,228
Appropriation to statutory reserve	1,215
Balance - June 30, 2024	$1,538,443
Appropriation to statutory reserve	-
Balance — December 31, 2024	$1,538,443

20. RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict the Company’s PRC subsidiaries, Pop Culture, and the subsidiaries of Pop Culture from transferring a portion of their net assets, equivalent to the balance of their paid-in-capital, additional paid-in-capital and statutory reserves to the Company in the form of loans, advances, or cash dividends. Relevant PRC statutory laws and regulations permit the payments of dividends by the Company’s PRC subsidiaries, Pop Culture, and the subsidiaries of Pop Culture from their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As of December 31, 2024 and June 30, 2024, the balance of restricted net assets was $16,577,130 and $16,577,130, respectively.

21. SUBSEQUENT EVENTS

On February 25, 2025, the Company closed the acquisition of 99% of the equity interests in Xiamen Hand in Hand Network Technology Co., Ltd, a limited liability company incorporated in China (the “Target Company”), pursuant to that certain Agreement for the Acquisition of Equity through the Issuance of Shares (the “Acquisition Agreement”) dated January 1, 2025 with Mr. Ling Yang, a shareholder of the Target Company. The Company issued 2,000,000 Class A ordinary shares, par value US$0.01 per share, of the Company with an aggregate value of $2,000,000, to Mr. Ling Yang as consideration for 99% of the equity interests in the Target Company.

On April 3, 2025, the Original WFOE, an indirect wholly owned subsidiary of the Company, entered into a series of termination agreements with the VIE and its shareholders (the “Termination Agreements”) to terminate the Original VIE Agreements. Pursuant to the Termination Agreements, the Original WFOE no longer has the power, rights, and obligations with respect to the VIE as set forth under the Original VIE Agreements, including (a) an Amended and Restated Exclusive Services Agreement, (b) an Amended and Restated Exclusive Option Agreement, (c) an Amended and Restated Share Pledge Agreement, and (d) Powers of Attorney. Furthermore, the Original WFOE releases the VIE shareholders of their equity pledges.

On April 3, 2025, Fujian Hualiu Cultural and Sports Industry Development Co., Ltd. (the “New WFOE”), an indirect wholly owned subsidiary of the Company, with the approval of the Audit Committee of the Company, entered into a series of variable interest agreements with the VIE and its shareholders (the “New VIE Agreements”), including (a) an Exclusive Services Agreement, (b) an Exclusive Option Agreement, (c) a Share Pledge Agreement, (d) Powers of Attorney, and (e) Spousal Consents. The New VIE Agreements are designed to provide the New WFOE with the power, rights, and obligations with respect to the VIE as set forth under the New VIE Agreements.

Before June 17, 2025, the Company and its subsidiaries, the VIE, and the VIE’s subsidiaries borrowed loans with total amount of RMB25,400,000 (approximately US$3,479,785) from different banks as follows:

●	RMB1.8 million from Xiamen International Bank, with an annual interest rate of 4.5% and a loan term from February 27, 2025 to February 27, 2026, which is guaranteed by the CEO and his spouse;

●	RMB4.5 million from Xiamen Rural Commercial Bank, with an annual interest rate of 3.6% and a loan term from May 23, 2025 to May 16, 2026, for which two pieces of property of Yi Caishen were pledged, and which is further guaranteed by the CEO, his spouse, and Yi Caishen;

●	RMB5 million from Xiamen Bank, with an annual interest rate of 3.1% and a loan term from June 12, 2025 to June 6, 2026, which is guaranteed by the CEO;

●	RMB4.5 million from Bank of China, with an annual interest rate of 4.0% and a loan term from January 7, 2025 to January 2, 2028, for which a piece of property of Guangzhou Shuzhi was pledged, and which is further guaranteed by the CEO and Pop Culture;

●	RMB6.6 million from Bank of China, with an annual interest rate of 3.9% and a loan term from May 23, 2025 to May 20, 2028, for which a piece of property of Guangzhou Shuzhi was pledged, and which is further guaranteed by the CEO and Pop Culture;

●	RMB3 million from Xiamen International Bank, with an annual interest rate of 1.4% plus LPR and a loan term from March 19, 2025 to March 10, 2028, for which two pieces of property of the Company and Yi Caishen’s equity interests were pledged, and which is further guaranteed by the CEO, his spouse, and Pop Culture.

The Company leased two offices with areas of 580 and 200 square meters, and corresponding monthly rental of RMB16,095 and RMB5,550. Both leases have a term of one year.

The Company has evaluated subsequent events through the date the financial statements were available to be issued. Other than the above events, no other matters were identified affecting the accompanying financial statements or related disclosures.

22. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of its consolidated subsidiaries, the VIE, and the VIE’s subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only.

The subsidiaries did not pay any dividends to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

As of December 31, 2024, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

PARENT COMPANY BALANCE SHEETS

	As of December 31,	As of June 30,
	2024	2024
ASSETS
Cash	$21,630	$10,711
Digital assets, net	140,586	140,586
Prepaid expenses and other current assets	4,115,914	4,409,914
Due from a related party	5,631,319	4,408,299
TOTAL CURRENT ASSETS	9,909,449	8,969,510

Investments in subsidiaries, consolidated VIE and VIE’s subsidiaries	19,067,455	6,372,217
TOTAL ASSETS	28,976,904	15,341,727

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other Payable	$163,192	$32,795
Due to a related party	-	-
TOTAL CURRENT LIABILITIES	$163,192	$32,795
TOTAL LIABILITIES	$163,192	$32,795

SHAREHOLDERS’ EQUITY
Ordinary shares (par value $0.01 per share; 64,400,000 Class A ordinary shares authorized; 14,362,733 and 3,362,733 Class A ordinary shares issued and outstanding as of December 31, 2024 and June 30, 2024, respectively; 10,600,000 Class B ordinary shares authorized, 576,308 Class B ordinary shares issued and outstanding as of December 31, 2024 and June 30, 2024, 1,000,000 Class C ordinary shares authorized, nil Class C shares issued and outstanding as of December 31, 2024 and June 30, 2024)	149,390	39,390
Subscription receivable	(15,441)	(15,441)
Additional paid-in capital	53,413,337	42,459,143
Retained earnings	(22,927,867)	(25,468,546)
Accumulated other comprehensive (loss) income	(1,805,707)	(1,705,614)
TOTAL SHAREHOLDERS’ EQUITY	28,813,712	15,308,932
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$28,976,904	$15,341,727

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the Six Months Ended December 31,
	2024	2023
Revenue	$219,971	$-
Cost of revenue	(214,249)	-
Gross profit	5,722	-

Selling expenses	-	1,151,120
General and administrative expenses	260,403	250,000
Financial expenses	(23)	(1,488)
Loss from operation	(254,658)	(1,399,632)
Other loss:	(394)
Share of income of subsidiaries, consolidated VIE, and VIE’s subsidiaries	2,795,731	(965,617)

Income (loss) before income tax expense	2,540,679	(2,365,249)
Income tax expense	-	-
Net income (loss)	$2,540,679	$(2,365,249)
Other Comprehensive loss
Foreign currency translation (loss) income	(100,093)	233,868
Total comprehensive income (loss)	$2,440,586	$(2,131,381)

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Six Months Ended December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	2,540,679	(2,365,249)
Depreciation and amortization
Equity loss (income) of subsidiaries	(2,795,731)	965,617
Changes in operating assets and liabilities
Other non-current assets	-	231,483
Other current assets	294,000	1,754,652
Due from subsidiaries and the VIE	(123,020)	(1,502,500)
Other payable	130,397	13,884
Due from a related party	-	-
Net cash provided by (used in) operating activities	$46,325	(902,113)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in a subsidiary	(9,999,600)	-
Net cash used in investing activities	(9,999,600)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of Class A Ordinary Shares	10,000,000	-
Payment for deferred offering costs	(35,806)	-
Net cash provided by financing activities	9,964,194	-

Net increase (decrease) in cash	10,919	(902,113)
Cash at the beginning of the period	10,711	1,095,007
Cash at the end of the period	$21,630	192,894